

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2024

Nathan D. DeBacker
Chief Financial Officer
CIM Real Estate Finance Trust, Inc.
2398 East Camelback Road, 4th Floor
Phoenix, AZ 85016

> **Re: CIM Real Estate Finance Trust, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **File No. 000-54939**

Dear Nathan D. DeBacker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
Note 10 - Repurchase Facilities, Notes Payable and Credit Facilities, page F-36

1. We note that you use repurchase agreements to finance certain assets. Please consider expanding your disclosure to quantify the average quarterly balance of your repurchase agreements for each period included in your financial statements. In addition, consider quantifying the period end balance for each of those quarters, the maximum balance at any month-end and explaining the causes and business reasons for any significant variances among these amounts.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction